Exhibit (a)(10)
FORM OF NOTICE OF EXPIRATION OF OFFER TO AMEND OR REPLACE
ELIGIBLE OPTIONS
To Participant in the Offer to Amend or Replace Eligible Options identified on attached Schedule A and Schedule B, as applicable:
We are pleased to announce that we have completed our Offer to Amend or Replace Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering                     shares of Cyberonics common stock to increase the exercise price of each such option to the lower of (i) the Fair Market Value per share of Cyberonics common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $                    , the Fair Market Value per share of such common stock on the amendment date. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the approximate aggregate amount of $                     to compensate them for the higher exercise prices per share in effect for their amended options. The “Fair Market Value” per share of our common stock on any date means the closing selling price per share of our common stock on the last market trading day prior to that date.
In addition, we cancelled tendered Eligible Options covering                      shares of Cyberonics common stock because the adjusted exercise price for those options would have been the same or lower than the exercise price in effect for those options prior to the amendment. In replacement of each such cancelled option, we granted a new option that is exactly the same as the cancelled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of July 9, 2007. All New Options issued in cancellation of Eligible Options granted under the 2005 Stock Plan were issued under the 2005 Stock Plan; all New Options issued in cancellation of Eligible Options granted under the 1996 Stock Option Plan were issued under the Cyberonics, Inc. 1998 Stock Option Plan.
The chart attached to this notice as Schedule A lists each of your tendered Eligible Options that have been amended. The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your amended Eligible Options is indicated on Schedule A. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has no effect on the exercise period, option term or any other provision of the option.
In exchange for your agreement to amend your outstanding Eligible Options to increase the exercise prices for those options, Cyberonics hereby irrevocably commits to pay you a special cash bonus in the amount set forth on Schedule A. Internal Revenue Service regulations require that the cash bonus not be paid in the same year in which the Eligible Options are amended. Therefore, the cash bonus will be paid on the Company’s first regular payroll date in January 2008. Cyberonics must withhold all applicable U.S. federal, state and local income and employment withholding taxes, and you will receive only the portion of the payment remaining after those taxes have been withheld. You will receive your cash bonus even if your employment with Cyberonics terminates prior to the date on which the cash bonus is paid.
This commitment to pay you the special cash bonus is governed by the terms and conditions of the Offer as set forth in the formal Offer to Amend or Replace Eligible Options dated June 7, 2007 and the Letter of Transmittal (collectively, the “Offer Documents”), all of which are incorporated herein by reference. Accordingly, this commitment and the Offer Documents reflect the entire agreement between you and Cyberonics with respect to the amendment of your tendered Eligible Options and the payment of the applicable cash bonus.
Each new option granted to you pursuant to the Offer is exactly the same as the tendered Eligible Option it replaced, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of July 9, 2007. The chart attached to this notice as Schedule B indicates which tendered Eligible Options were cancelled and replaced with a new option.

CYBERONICS, INC.

By:

Title:

Date:

Schedule A

				New		Number
		Total	Exercise	Exercise	Number	of Shares
		Number of	Price Per	Price Per	of Shares	Not	Cash Bonus
		Shares	Share Prior	Share	Subject to	Subject to	Payable in
	Indicated	Subject to	to	Following	Amended	Amended	2008 ($)
Employee	Grant	Outstanding	Amendment	Amendment	Exercise	Exercise	(if
Name	Date	Option	($)	($)	Price	Price	applicable)

Total Cash Bonus
Amount
(if applicable):
$

Schedule B

			Exercise Price	Same Exercise
		Total Number	Per Share	Price Per
	Grant Date of	of Shares	Prior to	Share under
Employee	Cancelled	Subject to	Cancellation	New Option
Name	Option	New Option	($)	($)